Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cumberland Pharmaceuticals Inc.:

We consent to the incorporation by reference in the registration statement No. 333-164376 on Form S-8 and No. 333-184091 on Form S-3 of Cumberland Pharmaceuticals Inc. of our reports dated March 10, 2017, with respect to the consolidated balance sheets of Cumberland Pharmaceuticals Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedule, which report appears in the December 31, 2016 annual report on Form 10-K of Cumberland Pharmaceuticals Inc.

/s/ KPMG LLP

Nashville, Tennessee
March 10, 2017